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08031751

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UNITED
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 28 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SEC FILE NUMBER
8-45615

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Associated Bond Brokers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3232 McKinney, Suite 690
(No. and Street)

Dallas	TX	75204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAY 30 2008
THOMSON REUTERS

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Pamela M. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Associated Bond Brokers, Inc., as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Pamela M. Miller
Signature

President
Title

Allison C. Murphy
Notary Public

ALLISON CARNES MURPHY
Notary Public, State of Texas
My Commission Expires
October 15, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ASSOCIATED BOND BROKERS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED MARCH 31, 2008

ASSOCIATED BOND BROKERS, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Associated Bond Brokers, Inc.

We have audited the accompanying statement of financial condition of Associated Bond Brokers, Inc. as of March 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Associated Bond Brokers, Inc. as of March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co. LLP
CF & Co., L.L.P.

Dallas, Texas
May 8, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

ASSOCIATED BOND BROKERS, INC.
Statement of Financial Condition
March 31, 2008

ASSETS

Cash	$ 320,947
Receivable from broker-dealers and clearing organizations	66,197
Receivable from Parent	88,845
Prepaid expenses	693
Property and equipment, net of accumulated depreciation of $107,962	2,877
Other assets	7,315
	$ 486,874

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Financial Condition
March 31, 2008

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Commissions payable	$ 122,971
Accrued expenses and other liabilities	30,468
Note payable	46,406
Federal income taxes payable	764
State income taxes payable	4,373
	204,982
Stockholders' equity	
Common stock, 100 shares authorized with no par value, 80 shares issued and outstanding	1,000
Additional paid-in capital	167,039
Retained earnings	113,853
Total stockholders' equity	281,892
	$ 486,874

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Income
For the Year Ended March 31, 2008

Revenues	
Securities commissions	$1,880,001
Interest income	5,919
Other income	35,000
	1,920,920
Expenses	
Compensation and benefits	1,244,777
Commissions and clearance paid to all other brokers	112,908
Communications	50,940
Occupancy and equipment costs	302,213
Promotional costs	42,241
Regulatory fees and expenses	17,587
Interest expense	1,046
Other expense	112,161
	1,883,873
Income before income taxes	37,047
Provision for federal income taxes	(6,007)
Provision for state income taxes	(3,609)
Net income	$ 27,431

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at March 31, 2007	$ 1,000	$ 167,039	$ 86,422	$ 254,461
Net income			27,431	27,431
Balance at March 31, 2008	$ 1,000	$ 167,039	$ 113,853	$ 281,892

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended March 31, 2008

Balance, March 31, 2007	$	-0-
Increases		-0-
Decreases		-0-
Balance, March 31, 2008	$	-0-

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Cash Flows
For the Year Ended March 31, 2008

Cash flows from operating activities	
Net income	$ 27,431
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation expense	1,571
Changes in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(13,442)
Increase in receivable from Parent	(7,721)
Decrease in prepaid expenses	30,613
Decrease in other assets	1,942
Increase in commissions payable	7,715
Decrease in accrued expenses and other liabilities	(12,691)
Increase in federal income taxes payable	764
Increase in state income taxes payable	3,173
Net cash provided (used) by operating activities	39,355
Cash flows from investing activities	
Purchase of property and equipment	(1,411)
Net cash provided (used) by investing activities	(1,411)
Cash flows from financing activities	
Borrowings under note payable	50,000
Payments on note payable	(3,594)
Net cash provided (used) by financing activities	46,406
Net increase in cash	84,350
Cash at beginning of year	236,597
Cash at end of year	$ 320,947
Supplemental Schedule of Cash Flow Information	
Cash paid during the year for:	
Interest	$ 1,046
Income taxes	$ 5,243

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Notes to Financial Statements
March 31, 2008

Note 1 - Organization and Operation

Associated Bond Brokers, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company is a Texas corporation that is a wholly-owned subsidiary of ABBI Holding, Inc. (the "Parent"). The Company's revenues are primarily related to the sale of municipal debt obligations. The Company's customers are located throughout the United States.

Note 2 - Summary of Significant Accounting Policies

Commission and trading income and related expenses are recorded on a trade date basis.

Securities owned are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The resulting difference between cost and market (or fair value) is included in income.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

Note 2 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2008, the Company had net capital of approximately $182,162 and net capital requirements of $13,672. The Company's ratio of aggregate indebtedness to net capital was 1.13 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 13,743
Computer equipment and software	97,096
	110,839
Less: accumulated depreciation	(107,962)
	$ 2,877

Depreciation expense for the year ended March 31, 2008 was $1,571 and is reflected in occupancy and equipment costs and other expenses.

Note 6 - Profit Sharing Plan and Flexible Benefit Plan

The Company has a qualified profit sharing plan covering all eligible employees, as defined, with a specified period of service. The contribution is at the discretion of the Board of Directors, and the plan may be amended or terminated at any time. Contributions of $0 were paid to the plan for the year ended March 31, 2008.

The Company has a flexible benefit plan covering all eligible employees, as defined, with a specified period of service. Participants will be able to receive their entire compensation in cash or use a portion to pay for the following benefits on a "tax free" basis:

Various premium expenses:
- Health care premium
- Group term life insurance premium
- Dental insurance premium

Note 7 - Related Party Transactions

The Company has a services and support agreement with the Parent. The Parent has agreed to make available certain facilities and provide for performance of certain services for the Company. During the year ended March 31, 2008, no services or support were provided to the Company, and the Company made no payments to the Parent under this agreement.

Note 8 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At March 31, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 9 - Concentration Risk

At March 31, 2008, and at various other times throughout the fiscal year, the Company had cash balances in excess of federally insured limits. Cash accounts at the bank are insured by the FDIC for up to $100,000.

Note 10 - Note Payable

The Company has a $50,000 note payable. Terms of this note call for 36 monthly payments and bears an interest rate of 10.5% annually. The remaining balance at March 31, 2008 is $46,406.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

March 31, 2008

Schedule I

ASSOCIATED BOND BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2008

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 281,892
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		281,892
Deductions and/or charges		
Non-allowable assets:		
Receivable from Parent	$ 88,845	
Prepaid expenses	693	
Property and equipment, net	2,877	
Other assets	7,315	(99,730)
Net capital before haircuts on securities positions		182,162
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		-0-
Net capital		$ 182,162

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Commissions payable	$ 122,971
Accrued expenses and other liabilities	30,468
Note payable	46,406
Federal income taxes payable	764
State income taxes payable	4,373
Total aggregate indebtedness	$ 204,982

Schedule I (continued)

ASSOCIATED BOND BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 13,672
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 13,672
Net capital in excess of required minimum	$ 168,490
Excess net capital at 1000%	$ 161,664
Ratio: Aggregate indebtedness to net capital	1.13 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per Company's unaudited Focus report	$ 186,609
Increase in liabilities	(4,447)
Net capital per audited report	$ 182,162

Schedule II

ASSOCIATED BOND BROKERS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2008

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended March 31, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Associated Bond Brokers, Inc.

In planning and performing our audit of the financial statements and supplemental information of Associated Bond Brokers, Inc. (the "Company"), as of and for the year ended March 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
May 8, 2008

END